                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                            Wild Oats Markets, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  968808B-10-7
                   -----------------------------------------
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 9688088-10-7              13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON Elizabeth C. Cook
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.

                    5    SOLE VOTING POWER

                                494,846 shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   494,846 shares held by Michael C. Gilliland,
   OWNED BY                             Ms. Cooks spouse
     EACH                         6,860 shares held by Ian P. Gilliland 1993
   REPORTING                            Trust, Ms. Cook's son.
    PERSON                        6,860 shares held by Stella E Gilliland 1993
     WITH                               Trust, Ms. Cook's daughter.
                                496,146 shares held by Gilliland/Cook Family
                                        Investments, L.P.

                    7    SOLE DISPOSITIVE POWER

                                N/A

                    8    SHARED DISPOSITIVE POWER

                                N/A

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,499,558 shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    21.8%




12   TYPE OF REPORTING PERSON*       IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------


Item 1.    (a).    Name of Issuer:      Wild Oats Markets, Inc.



           (b).    Address of Issuer's Principal Executive Offices:

                        1645 Broadway   Boulder, CO  80302



Item 2.    (a).    Name of Person Filing:

                        Elizabeth C. Cook


           (b).    Address of Principal Business Office:

                        1645 Broadway   Boulder, CO  80302






                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                        U.S.


           (d).    Title of Class of Securities:

                        Common Stock

           (e).    CUSIP Number:

                        968808B-10-7

Item 3.            This statement is filed pursuant to Rule         by      n/a


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                        1,499,558 shares

           (b).    Percent of Class:

                        21.8%

           (c).    Number of Shares as to which    Elizabeth C. Cook    has:
                                                -----------------------

                   (i)      sole power to vote or to direct the vote
                                   494,846 shares

                   (ii)     shared power to vote or to direct the vote
                                   494,846 shares held by Michael C. Gilliland,
                                     Ms. Cook's spouse
                                   6,860 shares held by Ian P. Gilliland 1993
                                     Trust, Ms. Cook's son.
                                   6,860 shares held by Stella E. Gilliland
                                     1993 Trust, Ms. Cook's daughter.
                                   496,146 shares held by Gilliland/Cook Family
                                     Investments, L.P.

                   (iii)    sole power to dispose or to direct the
                            disposition of
                                   n/a

                   (iv) shared power to dispose or to direct the disposition of
                                   n/a




                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                        n/a



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                        n/a


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                        n/a



Item 8.            Identification and Classification of Members of the Group:

                        n/a





                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:

                        n/a


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ ELIZABETH C. COOK
                                               ------------------------
                                               Elizabeth C. Cook
                                               Shareholder



Dated:
        February 13, 1997

                               Page 6 of 6 Pages